Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

TASEKO MINES LIMITED Condensed Consolidated Interim Balance Sheets (Cdn$ in thousands) (Unaudited)
		June 30,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash		121,988	172,732
Accounts receivable	8	6,291	5,643
Inventories	9	95,664	138,890
Prepaids		8,468	8,179
Other financial assets	10	2,915	27,795
		235,326	353,239
Property, plant and equipment	11	1,954,246	1,770,102
Inventories	9	52,774	39,586
Other financial assets	10	959	959
Deferred tax assets		13,829	25,226
Goodwill		5,625	5,931
		2,262,759	2,195,043

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		128,809	129,927
Current portion of long-term debt	13	37,234	32,853
Current portion of deferred revenue	16	15,393	13,666
Current portion of Cariboo consideration payable	14	30,331	16,447
Interest payable	13	9,366	9,890
Current income tax payable		2,809	4,053
Current portion of Florence copper stream and Florence royalty obligation	5c, 15	6,777	-
		230,719	206,836

Long-term debt	13	794,121	764,355
Cariboo consideration payable	14	105,866	129,421
Deferred revenue	16	81,366	77,327
Florence royalty obligation	15	85,158	84,383
Florence copper stream	5c	83,095	67,813
Provision for environmental rehabilitation		165,211	169,570
Deferred tax liabilities		141,610	183,964
Other financial liabilities		15,678	8,152
		1,702,824	1,691,821

EQUITY
Share capital	17	562,446	529,413
Contributed surplus		60,153	57,786
Non-controlling interest	18	1	-
Accumulated other comprehensive income ("AOCI")		21,357	52,845
Deficit		(84,022)	(136,822)
		559,935	503,222
		2,262,759	2,195,043
Commitments and contingencies	21

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Comprehensive (Loss) Income (Cdn$ in thousands, except share and per share amounts) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenues	3	116,082	137,730	255,231	284,677
Cost of sales
Production costs	4	(95,382)	(94,916)	(195,740)	(202,420)
Depletion and amortization	4	(25,210)	(13,721)	(47,635)	(28,745)
Other operating income (costs)	4	4,008	(10,435)	4,008	(10,435)
Insurance recovery	4	-	26,290	-	26,290
Earnings (loss) from mining operations		(502)	44,948	15,864	69,367

General and administrative		(4,116)	(3,517)	(7,440)	(6,646)
Share-based compensation expense	19c	(4,740)	(2,512)	(9,744)	(7,952)
Project evaluation expense		(322)	(542)	(1,491)	(759)
Changes in derivatives and other fair value instruments	5a	(11,055)	(11,688)	(36,144)	(16,909)
Other income		(107)	(399)	(51)	(261)
(Loss) income before financing costs and income taxes		(20,842)	26,290	(39,006)	36,840

Finance income		124	911	1,454	1,997
Finance expense	6	(10,228)	(12,880)	(22,435)	(25,692)
Accretion expense	6	(13,715)	(13,037)	(20,385)	(20,074)
Foreign exchange gain (loss)		39,090	(5,913)	38,261	(17,930)
Call premium on settlement of debt		-	(9,571)	-	(9,571)
Gain on Cariboo acquisition	12	-	-	-	47,426
Gain on acquisition of control of Gibraltar	12	-	-	-	14,982
(Loss) income before income taxes		(5,571)	(14,200)	(42,111)	27,978

Income tax recovery (expense)	7	27,439	3,247	35,419	(20,035)
Net (loss) income		21,868	(10,953)	(6,692)	7,943

Other comprehensive (loss) income:
Items that will remain permanently in other comprehensive (loss) income:
Gain (loss) on financial assets		435	(354)	686	(289)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(32,731)	3,984	(32,174)	14,030
Total other comprehensive (loss) income		(32,296)	3,630	(31,488)	13,741

Total comprehensive (loss) income		(10,428)	(7,323)	(38,180)	21,684

(Loss) earnings per share attributable to owners of the Company
Basic	20	0.07	(0.04)	(0.02)	0.03
Diluted	20	0.07	(0.04)	(0.02)	0.03

Weighted average shares outstanding (thousands)
Basic	20	315,992	291,832	313,224	291,148
Diluted	20	318,897	291,832	313,224	293,440

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Cash Flows (Cdn$ in thousands) (Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Operating activities
Net (loss) income for the period		21,868	(10,953)	(6,692)	7,943
Adjustments for:
Depletion and amortization	11	25,455	13,721	47,880	28,745
Income tax (recovery) expense	7	(27,439)	(3,247)	(35,419)	20,035
Finance expenses	6	10,228	12,880	22,435	25,692
Finance income		(124)	(911)	(1,454)	(1,997)
Accretion expense	6	13,715	13,037	20,385	20,074
Call premium on settlement of debt		-	9,571	-	9,571
Recognition of deferred revenue	16b	(752)	(1,249)	(2,361)	(2,839)
Changes in derivatives and other fair value instruments	5a	11,055	11,688	36,144	16,909
Unrealized foreign exchange (gain) loss		(40,335)	5,408	(38,261)	19,096
Gain on Cariboo acquisition	12	-	-	-	(47,426)
Unrealized loss on acquisition of control of Gibraltar	12	-	7,824	-	6,196
Share-based compensation expense	19c	4,820	2,585	8,989	8,252
Other operating activities		(2,662)	(105)	(5,458)	(147)
Net change in working capital:
Insurance receivable		-	(26,314)	-	(26,314)
Net change in working capital - other	22	10,125	776	35,658	10,495
Cash provided by operating activities		25,954	34,711	81,846	94,285

Investing activities
Gibraltar capitalized stripping costs	11	(30,765)	(10,732)	(68,847)	(24,689)
Gibraltar capital expenditures	11	(16,115)	(4,974)	(29,716)	(12,857)
Florence Copper development costs	11	(79,068)	(56,051)	(159,049)	(86,813)
Other project development costs	11	(1,506)	(620)	(2,100)	(1,024)
Acquisition of Cariboo, net of cash acquired	14	-	(4,549)	-	(9,665)
Release of restricted cash		-	-	-	12,500
Net outflows related to copper price options	5b	-	(4,785)	-	(6,770)
Interest income and other		124	910	1,454	1,832
Cash used for investing activities		(127,330)	(80,801)	(258,258)	(127,486)

Financing activities
Interest paid		(32,633)	(7,457)	(35,613)	(31,066)
Net proceeds from issuance of senior secured notes		-	670,419	-	670,419
Repayment of senior secured notes and call premium		-	(556,491)	-	(556,491)
Advances from (repayment of) revolving credit facility	13b	76,113	(26,494)	76,113	(26,494)
Net proceeds from sale of non-controlling interest	18	71,778	-	71,778	-
Proceeds from Florence financings	5c, 13e	4,553	13,668	18,934	93,349
Repayment of Florence equipment financings	13e	(1,641)	(1,532)	(3,239)	(2,823)
Repayment of Gibraltar equipment financings	13d	(8,015)	(7,518)	(16,645)	(13,561)
Payment of Cariboo consideration payable	14	(6,645)	-	(16,645)	-
Net proceeds from share issuances	17	-	-	29,630	-
Proceeds from exercise of share options		1,273	2,416	1,962	2,178
Cash provided by financing activities		104,783	87,011	126,275	135,511
Effect of exchange rate changes on cash		(2,197)	45	(607)	(160)
(Decrease) increase in cash		1,210	40,966	(50,744)	102,150
Cash, beginning of period		120,778	157,661	172,732	96,477
Cash, end of period		121,988	198,627	121,988	198,627

Supplementary cash flow information	22

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Changes in Equity (Cdn$ in thousands) (Unaudited)
	Number of	Share	Contributed	Non-controlling
	shares ('000)	capital	surplus	interest¹	AOCI	Deficit	Total
Balance as at January 1, 2024	290,000	486,136	54,833	-	16,557	(123,378)	434,148
Share-based compensation	-	-	5,845	-	-	-	5,845
Exercise of options	2,615	5,524	(1,969)	-	-	-	3,555
Share issuance, net	12,061	37,753	-	-	-	-	37,753
Settlement of performance share units	-	-	(923)	-	-	-	(923)
Total comprehensive income (loss) for the year	-	-	-	-	36,288	(13,444)	22,844
Balance as at December 31, 2024	304,676	529,413	57,786	-	52,845	(136,822)	503,222

Balance as at January 1, 2025	304,676	529,413	57,786	-	52,845	(136,822)	503,222
Share-based compensation	-	-	4,645	-	-	-	4,645
Exercise of options	1,234	3,042	(1,097)	-	-	-	1,945
Share issuance, net	10,566	29,991	-	-	-	-	29,991
Settlement of performance share units	-	-	(1,181)	-	-	-	(1,181)
Sale of non-controlling interest (Note 18)	-	-	-	1	-	68,777	68,778
Tax effect on sale of non-controlling interest (Note 18)	-	-	-	-	-	(9,285)	(9,285)
Total comprehensive loss for the period	-	-	-	-	(31,488)	(6,692)	(38,180)
Balance as at June 30, 2025	316,476	562,446	60,153	1	21,357	(84,022)	559,935

¹ For three and six months ended June 30, 2025, net (loss) income and total comprehensive (loss) income were wholly attributable to owners of the Company

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2025, comprise the Company and its controlled subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

As a result of the Company's acquisition of Cariboo Copper Corporation ("Cariboo"), the financial results of the Company after March 25, 2024 reflect its 100% interest in Gibraltar mine ("Gibraltar") (Note 14). The financial results for the period up to and including March 25, 2024, reflect the Company's 87.5% interest in Gibraltar (Note 14).

2. MATERIAL ACCOUNTING POLICIES

2.1 Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company's Audit and Risk Committee on August 6, 2025.

2.2 Use of judgements and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2024, except as noted below.

Partial Disposal of the New Prosperity Project

On June 5, 2025, the Company entered into a transaction with the Tsilhqot'in Nation and the Province of British Columbia (the "Province"), which involved the disposition of 22.5% of the common shares in 1280860 B.C. Ltd. ("1280860"), the entity which owns the New Prosperity Project as further described in Note 18.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The Company concluded it retains control of 1280860 under IFRS 10, Consolidated Financial Statements, as it retains the ability to direct the business activities that most significantly affect economic returns, including over strategy, budgeting, financing, performing technical and economic studies, and key personnel decisions as they relate to the advancement of the New Prosperity Project. The Tsilhqot'in Nation's consent rights are viewed as protective in nature, consistent with those held by a governing regulatory body.

2.3 New accounting standards issued but not yet effective

In 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhances disclosures to improve comparability and transparency of financial performance. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and is applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

The IASB also issued Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

In addition, the IASB issued the Annual Improvements to IFRS Standards 2021-2023 Cycle, which includes amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10, and IAS 7, aimed at improving consistency and application. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating their impact on its condensed interim consolidated financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

3. REVENUES

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue from contracts with customers:
Copper contained in concentrate	110,539	128,639	239,322	268,191
Molybdenum concentrate	4,546	5,672	14,313	11,196
Silver (Note 16b)	755	815	2,496	2,542
Gold	351	-	740	-
	116,191	135,126	256,871	281,929
Copper price adjustments on settlement	(377)	1,205	(915)	823
Molybdenum price adjustments on settlement	268	1,399	(725)	1,925
Revenues	116,082	137,730	255,231	284,677

4. COST OF SALES AND OTHER OPERATING (INCOME) COSTS

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Site operating costs	86,067	79,804	154,984	159,482
Transportation costs	5,720	6,408	11,704	16,561
Change in inventories:
Changes in finished goods	(2,123)	10,462	587	30,854
Changes in sulphide ore stockpiles	17,975	1,161	46,238	1,178
Changes in oxide ore stockpiles	(12,257)	(2,919)	(17,773)	(5,655)
Production costs	95,382	94,916	195,740	202,420
Depletion and amortization	25,210	13,721	47,635	28,745
Cost of sales	120,592	108,637	243,375	231,165

Other operating (income) costs:
Crusher relocation costs	-	7,911	-	7,911
Site care and maintenance	-	2,524	-	2,524
Research and development tax credits	(4,008)	-	(4,008)	-
Other operating (income) costs	(4,008)	10,435	(4,008)	10,435

Insurance recovery	-	(26,290)	-	(26,290)

Site operating costs include personnel costs, operating waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

During the three and six months ended June 30, 2025, the Company recognized $5.6 million of non-refundable scientific research and experimental development tax credits related to various activities at the Gibraltar mine up to 2023, as there is reasonable assurance that the Company has met program conditions and that the credits will be used in future taxation periods.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

Consistent with the treatment of the corresponding qualifying expenses, $4.0 million was recorded as other operating income and $1.6 million as a reduction to property, plant and equipment.

During the three months ended June 30, 2024, the Company recognized costs of $7,911 in the statement of comprehensive (loss) income related to the in-pit primary crusher relocation project.

In June 2024, operations at the Gibraltar mine were suspended for 18 days due to a strike by the unionized workforce which started on June 1, 2024. The resulting care and maintenance costs of $2,524 were expensed as incurred and do not form part of the cost of inventory and cost of sales. Operations at Gibraltar resumed on June 19, 2024, after the ratification of a new agreement by union members.

During the three months ended June 30, 2024, the Company also recognized an insurance recovery of $26,290 in the statement of comprehensive (loss) income, related to the business interruption portion of an insurance claim for a component replacement in Concentrator #2, as receipt became virtually certain following confirmation from insurers.

5. DERIVATIVES AND OTHER FAIR VALUE INSTRUMENTS

a) Derivatives and other Financial Instruments measured at fair value

The following is a summary of the fair value gains or losses incurred during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Realized loss on settled copper options and collars	1,285	1,556	2,571	3,192
Unrealized loss on outstanding copper options and collars	1,084	8,874	22,662	9,737
Realized loss on fuel call options	281	99	548	165
Unrealized gain fuel call options	(217)	(64)	(229)	-
Net loss on copper price and fuel contracts (b)	2,433	10,465	25,552	13,094

Fair value adjustment on Cariboo contingent performance payments (Note 14)	5,136	-	1,826	-
Fair value adjustment on Florence copper stream derivative (c)	3,486	1,223	8,766	3,815
Changes in derivatives and other fair value instruments	11,055	11,688	36,144	16,909

b) Copper Collars and Fuel Contracts

No new derivative transactions were entered into by the Company during the six months ended June 30, 2025.

The following is a summary of the derivative transactions entered into by the Company during the six months ended June 30, 2024:

Date of Purchase	Contract	Quantity	Strike price	Period	Cost
Mar 2024	Copper collar	42 million lbs	US$3.75/ US$5.00 per lb	Jul 2024 - Dec 2024	1,985
Apr 2024	Copper collar	54 million lbs	US$4.00 / US$5.00 per lb	Jan 2025 - Jun 2025	2,563
Apr 2024	Copper collar	54 million lbs	US$4.00 / $US5.40 per lb	Jul 2025 - Dec 2025	2,222
Feb 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	Feb 2024 - Jun 2024	165

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

Details of the outstanding options contracts as at June 30, 2025 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collars	54 million lbs	US$4.00 per lb	H2 2025	2,222	1,334
		US$5.40 per lb

c) Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Florence Copper project. Mitsui committed to an initial advance of US$50 million, with proceeds to be received in installments of US$10 million, to be used for the construction of the commercial production facility. The initial advance was in the form of a copper stream agreement (the "Copper Stream"), which obligates the Company to deliver 2.67% of the copper produced at Florence Copper, with Mitsui to make an ongoing payment equal to 25% of the monthly average market price of copper on the day immediately preceding delivery under the contract. The Company received the final US$10 million instalment of the US$50 million Copper Stream on January 27, 2025.

Mitsui has the option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Conversion Option"). The Equity Conversion Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Conversion Option, the Copper Stream will terminate. If the Equity Conversion Option is not exercised, the Company will have the right to buy back 100% of the Copper Stream through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"); otherwise, the Copper Stream will terminate once 40 million pounds of copper has been delivered under the agreement.

Taseko and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Conversion Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Conversion Option is not exercised, until such time as the Copper Stream deposit is reduced to nil.

The Mitsui agreement is a financial liability measured at fair value each reporting period which includes the Copper Stream, Equity Conversion Option and Buy Back Option. The Company has determined that the fair value of the Copper Stream and Buy Back Option to be $86,444 as at June 30, 2025, based on estimates of future production, future copper prices, and other relevant factors. The Equity Conversion Option has been estimated to have a nominal fair value at June 30, 2025, and since inception of the agreement.

Florence Copper Stream as at December 31, 2024	67,813
Advance from Florence Copper Stream (US$10 million)	14,381
Fair value adjustment	8,766
Foreign exchange translation	(4,516)
Florence Copper Stream as at June 30, 2025	86,444
Less current portion	3,349
Long-term portion of Florence Copper Stream as at June 30, 2025	83,095

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

6. FINANCE AND ACCRETION EXPENSE

	Three months ended June 30,		Six months ended June 30
	2025	2024	2025	2024
Interest expense	17,145	18,232	34,491	28,406
Amortization of deferred financing charges	620	619	1,237	1,359
Loss on settlement of long-term debt	-	-	-	4,646
Less: interest expense capitalized (Note 11)	(7,537)	(5,971)	(13,293)	(8,719)
Finance expense	10,228	12,880	22,435	25,692

Accretion on deferred revenue (Note 16b)	2,320	1,809	5,031	3,177
Accretion on Provision for Environmental Rehabilitation	710	697	1,434	1,395
Accretion on Cariboo consideration payable (Note 14)	4,484	8,399	5,148	9,954
Accretion on Florence royalty obligation (Note 15)	6,201	2,132	8,772	5,548
Accretion expense	13,715	13,037	20,385	20,074

For the three and six months ended June 30, 2025, interest expense includes $497 (2024 - $345) and $925 (2024 - $711) from lease liabilities.

7. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current income tax (recovery) expense	(1,243)	633	(1,243)	1,438
Deferred income tax (recovery) expense	(26,196)	(3,880)	(34,176)	18,597
Income tax (recovery) expense	(27,439)	(3,247)	(35,419)	20,035

The $26.2 million deferred income tax recovery recognized for the three months ending June 30, 2025 includes $9.3 million related to the recognition of previously unrecognized net capital losses that were utilized for offsetting the capital gain recognized on the sale of a minority interest in the New Prosperity Project (Note 18).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

8. ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2025	2024
Trade and settlement receivables	4,116	5,397
Other receivables	2,175	246
Accounts receivable	6,291	5,643

9. INVENTORIES

	June 30,	December 31,
	2025	2024
Current:
Copper concentrate	11,634	14,932
Molybdenum concentrate	621	642
Copper cathode	2,733	-
Sulphide ore stockpiles	17,799	76,696
Oxide ore on leach pads	7,274	-
Materials and supplies	55,603	46,620
	95,664	138,890
Long-term:
Oxide ore on leach pads	22,488	-
Oxide ore stockpiles	30,286	39,586
	52,774	39,586

10. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2025	2024
Current:
Marketable securities	1,581	895
Copper price options (Note 5b)	1,334	26,568
Fuel call options (Note 5b)	-	332
	2,915	27,795
Long-term:
Investment in private companies	500	500
Reclamation deposits	459	459
	959	959

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and investments in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

11. PROPERTY, PLANT AND EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at December 31, 2024	121,187	928,965	1,082,749	425,751	2,558,652
Additions	-	107,092	30,496	127,906	265,494
Changes in rehabilitation cost asset	-	60	-	-	60
Disposals	-	-	(26,044)	-	(26,044)
Foreign exchange translation	(3,099)	(9,932)	(80)	(28,831)	(41,942)
As at June 30, 2025	118,088	1,026,185	1,087,121	524,826	2,756,220

Accumulated depreciation
As at December 31, 2024	-	364,466	424,084	-	788,550
Depletion and amortization	-	8,391	29,519	-	37,910
Disposals	-	-	(24,486)	-	(24,486)
As at June 30, 2025	-	372,857	429,117	-	801,974

Net book value
As at December 31, 2024	121,187	564,499	658,665	425,751	1,770,102
As at June 30, 2025	118,088	653,328	658,004	524,826	1,954,246

The following schedule shows the continuity of property, plant and equipment net book value by asset group for the six months ended June 30, 2025:

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at December 31, 2024	925,911	800,935	25,762	17,173	321	1,770,102
Net additions	109,405	152,186	1,859	486	-	263,936
Changes in rehabilitation cost asset	60	-	-	-	-	60
Depletion and amortization	(37,459)	(207)	(66)	-	(178)	(37,910)
Foreign exchange translation	-	(41,942)	-	-	-	(41,942)
As at June 30, 2025	997,917	910,972	27,555	17,659	143	1,954,246

For the three and six months ended June 30, 2025, the Company capitalized development costs of $58,794 and $142,021 (2024 - $77,581 and $132,528), respectively, and capitalized borrowing costs of $7,537 and $13,293 (2024 - $5,971 and $8,719) (Note 6), respectively, for the Florence Copper project. The capitalization rate for borrowing costs applied by the Company is 8.25%, commensurate with the coupon rate on the 2030 Notes.

During the three and six months ended June 30, 2025, non-cash additions to Gibraltar capitalized stripping costs include $4,798 and $10,734 (2024 - $1,840 and $4,349), respectively, of depreciation on mining assets. Depreciation related to the right of use assets for the three and six months ended June 30, 2025 was $3,677 and $6,476 (2024 - $2,854 and $5,688), respectively.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

12. ACQUISITION OF CARIBOO COPPER CORPORATION

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 (the "Acquisition Date"), the Company completed the acquisition of 50% of Cariboo Copper Corporation ("Cariboo") from Dowa Metals & Mining Co. Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa"), resulting in an additional 12.5% effective interest in Gibraltar, bringing Taseko's total effective interest to 100%. Gibraltar is operated through a joint venture in which Gibraltar Mines Ltd, holds a 75% interest and Cariboo holds the remaining 25% interest.

The acquisition price payable to Dowa and Furukawa ranges from a minimum of $117 million to a maximum of $142 million, with payments spread over a 10-year period (the "Purchase Consideration") from the Acquisition Date. The amount and timing of these payments depend on LME copper prices and Gibraltar's cashflow. The fair value of the Purchase Consideration on the Acquisition Date was determined to be $71,116 (Note 14).

The purchase consideration was allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar joint venture, based on their estimated fair values at the Acquisition Date. The fair value of the net assets acquired was recorded at $118,542. To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on the statement of comprehensive (loss) income of $47,426 during the six months ended June 30, 2024.

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control

Prior to March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest in the Gibraltar joint venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest in the Gibraltar joint venture that it did not already own through its purchase of a 50% interest in Cariboo. As a result, the Company obtained control of the Gibraltar joint venture. This acquisition of control, required the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive (loss) income. Additionally, the Company was required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

The fair value of copper concentrate inventory as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982 recognized in the statement of comprehensive (loss) income for the six months ended June 30, 2024.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

13. DEBT

	Senior secured notes (a)	Revolving credit facility (b)	Gibraltar equipment loans (d)	Florence equipment loans (e)	Lease liabilities (f)	Total
As at December 31, 2024	715,646	-	48,998	29,158	13,296	807,098
Additions and advances	-	76,113	-	4,553	14,067	94,733
Principal payments	-	-	(8,950)	(3,239)	(8,049)	(20,238)
Amortization of deferred financing charges	784	-	65	-	-	849
Unrealized foreign exchange movements	(37,390)	(1,077)	(1,517)	-	(246)	(40,230)
Foreign currency translation	-	-	-	(1,444)	(47)	(1,491)
Total debt at June 30, 2025	679,040	75,036	38,596	29,028	19,021	840,721
Less current portion and interest payable:	(9,366)	-	(18,624)	(7,321)	(11,289)	(46,600)
Long-term debt at June 30, 2025	669,674	75,036	19,972	21,707	7,732	794,121

Total debt at December 31, 2024	715,646	-	48,998	29,158	13,296	807,098
Less current portion and interest payable:	(9,890)	-	(18,579)	(6,636)	(7,638)	(42,743)
Long-term debt at December 31, 2024	705,756	-	30,419	22,522	5,658	764,355

a) Senior Secured Notes

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030, and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis Holdings (Canada) Ltd. ("Curis"), Florence Holdings Inc. ("Florence Holdings"), and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.  The liens on the collateral securing the notes and the guarantees will be first liens, but ranked below the liens of the revolving credit facility. The Company is subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. There are no covenants regarding the Company's financial performance.

The 2030 Notes contain customary prepayment options, some of which represent embedded derivatives required to be recognized at fair value, with changes in the fair value recognized in the Company's statement of comprehensive (loss) income. The Company has estimated the prepayment options to have a nominal fair value.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

b) Revolving Credit Facility

The Company has a secured US$110 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis, Florence Holdings, and Cariboo. The maturity date of the Facility is November 2, 2027. Amounts outstanding under the Facility bear interest at SOFR plus a margin of 4%, and undrawn amounts are subject to a standby fee of 1%. As at June 30, 2025, US$55 million was advanced under the Facility (2024 - nil).

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt to EBITDA ratio, an interest coverage ratio, a minimum tangible net worth, and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at June 30, 2025.

c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured, and contains no financial covenants. As at June 30, 2025, $3.75 million is outstanding under this LC facility (2024 - $3.75 million).

The Company also has a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at June 30, 2025, no LCs were issued and outstanding under this LC facility (2024 - nil).

d) Gibraltar Equipment Loans

The equipment loans as at June 30, 2025, are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayment terms of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

e) Florence Equipment Facility

In 2023, the Company secured a US$25 million Florence project loan from Bank of America, secured against specific equipment, with advances of US$15 million and US$10 million received in October 2023 and December 2023, respectively. On May 7, 2025, the Company extended borrowings under the facility with Bank of America for proceeds of US$3.25 million.

The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest rates ranging from 7.2% to 9.3%.

f) Lease Liabilities

Lease liabilities have monthly repayment terms ranging from 12 to 72 months.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. CARIBOO CONSIDERATION PAYABLE TO PRIOR OWNERS OF CARIBOO

In 2023 and 2024, the Company acquired Cariboo, which increased its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa and Furukawa (Note 12). The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz Transaction

The acquisition price consisted of a minimum amount of $60 million payable over a five-year period ("Sojitz minimum payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amount is payable in $10 million annual instalments over five years thereafter.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The third annual instalment payment of $10 million was paid in February 2025 and the contingent payment of $6,645 for the 2024 calendar year was paid on April 1, 2025. The Sojitz minimum payments are a financial liability measured at amortized cost.  The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

Dowa and Furukawa Transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes of $45.5 million and $71.5 million, respectively, totaling $117 million (collectively, the "Cariboo Notes" or "Dowa and Furukawa minimum payments") which are guaranteed by Taseko. The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5 million was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be $5 million. This repayment amount will increase proportionally, reaching a maximum of $15.25 million when average LME copper prices are US$5.00 per pound or higher.

If average LME copper prices exceed US$5.00 per pound or higher consistently over the repayment period, up to $25 million in contingent consideration is payable by Taseko to Dowa and Furukawa (the "Dowa and Furukawa Contingent Performance Payments"). The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at June 30, 2025 and December 31, 2024.

Annual principal payments cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034.  The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Dowa and Furukawa minimum payments are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

As at June 30, 2025, the carrying value of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at December 31, 2024	72,209	73,659	145,868
Payments	(16,645)	-	(16,645)
Fair value adjustment on contingent performance payments (Note 5a)	1,826	-	1,826
Accretion on minimum consideration payable (Note 6)	991	4,157	5,148
Balance as at June 30, 2025	58,381	77,816	136,197

As at June 30, 2025, the current and long-term portions of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	26,837	77,816	104,653
Contingent performance payments payable	31,544	-	31,544
Total Cariboo consideration payable	58,381	77,816	136,197
Less current portion:
Minimum consideration payable	9,569	9,493	19,062
Contingent performance payments payable	11,269	-	11,269
Long-term portion of Cariboo consideration payable	37,543	68,323	105,866

15. FLORENCE ROYALTY OBLIGATION

On February 2, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, received US$50 million from Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to agreements entered into with Taurus for the sale of a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the purchase agreement is a financial liability at amortized cost. For the six months ended June 30, 2025, the Company recorded accretion on the royalty obligation of $8,772 (2024 - $5,548) in the statement of comprehensive (loss) income. The current portion of the royalty obligation is an estimate based on anticipated gross revenue the next twelve months.

Balance as at December 31, 2024	84,383
Accretion (Note 6)	8,772
Foreign exchange translation	(4,569)
Balance as at June 30, 2025	88,586
Less current portion	3,428
Long-term portion of Florence Royalty Obligation as at June 30, 2025	85,158

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

16. DEFERRED REVENUE

	June 30,	December 31,
	2025	2024
Current:
Customer advance payments (a)	7,407	4,311
Osisko silver stream agreement (b)	7,986	9,355
Current portion of deferred revenue	15,393	13,666
Long-term portion of Osisko silver stream agreement (b)	81,366	77,327
Total deferred revenue	96,759	90,993

a) Customer Advance Payments

As at June 30, 2025, the Company had received advance payments from a customer on 1.3 million pounds of copper concentrate inventory (December 31, 2024 - 0.9 million pounds).

b) Osisko Silver Stream Agreement

In 2017 and as subsequently amended, the Company has entered into silver stream purchase and sale agreements with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposits payments totaling US$49.3 million for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6.3 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

On December 20, 2024, the Company amended the silver stream with Osisko and received US$12.7 million for the sale of an equivalent amount of the remaining 12.5% share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered to Osisko in aggregate. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko.

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

Balance as at December 31, 2024	86,682
Accretion on deferred revenue (Note 6)	5,031
Recognition of deferred revenue (Note 3)	(2,361)
Balance as at June 30, 2025	89,352

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

17. EQUITY

At-the-market Equity Offering Program

On May 3, 2023, the Company announced that it entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM") for potential share issuances at an aggregate offering price of up to US$50 million. The fully subscribed ATM was completed during the three months ended March 31, 2025.

As at June 30, 2025, the Company had issued a total of 22,627,320 shares under the ATM program in exchange for total gross proceeds of US$49,976, equivalent to $69,881 - which included a total of 10,566,354 shares for gross proceeds of US$21,519, equivalent to $30,994 during the three months ended March 31, 2025.

18. PARTIAL DISPOSAL OF NEW PROSPERITY PROJECT

On June 5, 2025, the Company entered into an agreement (the "Teẑtan Biny Agreement") with the Tsilhqot'in Nation and the Province, pursuant to which it transferred its New Prosperity mineral tenures and related assets to a wholly owned subsidiary, 1280860, and immediately thereafter transferred 22.5% of the common shares of 1280860 to the TN Interest Trust (the "Trust"), an irrevocable trust established for the benefit of the Tsilhqot'in Nation. In exchange, the Company received $75 million in cash, funded by a contribution from the Province to the Trust. Concurrent with the execution of the Teẑtan Biny Agreement, the Company also agreed to contribute $6 million to the Tsilhqot'in Nation to support community and land use planning initiatives, comprised of a $3 million payment at closing and three annual instalments of $1 million.

Under the Teẑtan Biny Agreement, the Company has agreed to not act as a proponent for development of the New Prosperity Project. If the Tsilhqot'in Nation consents to any ground-disturbing activity, the Trust will distribute the 22.5% equity interest directly to the Tsilhqot'in Nation.

Following the transaction, the Company retained a 77.5% shareholder interest in 1280860 and concluded that it continues to control the entity owning New Prosperity, as it continues to direct the activities that most significantly affect the entity's economic returns. As control was considered to be retained, the partial disposal was accounted for as an equity transaction under IFRS 10, Consolidated Financial Statements, with no gain or loss recognized in the statement of comprehensive (loss) income. The difference between the net consideration for the 22.5% shareholding interest of 1280860, less attributable transaction costs, and the carrying amount of that interest was recognized directly in equity. The non-controlling interest recognized as a result of the transaction was nominal, based on its proportionate share of 1280860's net assets.

The New Prosperity Transaction resulted in a net realized gain of $68.8 million recognized directly in equity. There was no net (loss) income or comprehensive (loss) income that was attributable to the non-controlling interest following the closing of the transaction.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

19. SHARE-BASED COMPENSATION

a) Share Options

	Options (thousands)	Average price
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(1,234)	1.09
Forfeited	(115)	1.94
Outstanding as at June 30, 2025	10,497	2.33
Exercisable as at June 30, 2025	7,718	2.21

During the six months ended June 30, 2025, the Company granted 2,813,300 (2024 - 2,956,000) share options to directors, executives and employees, exercisable at an average exercise price of $3.06 per common share (2024 - $1.86 per common share), vesting over two years and exercisable within five years of grant date. The total fair value of options granted was $4,867 (2024 - $3,104) based on a weighted average grant-date fair value of $1.73 (2024 - $1.05) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	3.2%
Weighted-average fair value per option	$1.73

b) Deferred, Performance and Restricted Share Units

	PSUs (thousands)	DSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2024	1,955	2,301	370
Granted	880	304	500
Cancelled	-	-	(80)
Settled	(530)	-	-
Outstanding as at January 1, 2025	2,305	2,605	790
Granted	742	265	489
Cancelled	-	-	(150)
Settled	(595)	-	-
Outstanding as at June 30, 2025	2,452	2,870	1,129

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

During the six months ended June 30, 2025, 264,900 DSUs were issued to directors (2024 - 303,750), 741,600 PSUs to senior executives (2024 - 880,000) and 489,000 RSUs to non-executives (2024 - 500,000).

The fair value of DSUs, PSUs and RSUs granted was $5,593 (2024 - $3,067), with a weighted average fair value at the grant date of $3.06 per unit for the DSUs (2024 - $1.78 per unit), $4.43 per unit for the PSUs (2024 - $2.87 per unit), and $3.06 per unit for the RSUs (2024 - $1.78). Deferred share units and restricted share units are cash settled share-based compensation. Performance share units are accounted for as equity settled share-based compensation.

c) Share-based Compensation Summary

Share-based compensation expense is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Share options expense	703	565	3,078	2,103
Performance share units expense	778	679	1,556	1,357
Restricted share units expense	231	143	481	294
Change in fair value of deferred share units	3,099	1,198	5,046	4,498
Less: share options expensed in production costs	(71)	(73)	(417)	(300)
Share-based compensation expense	4,740	2,512	9,744	7,952

20. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share, calculated on a basic and diluted basis, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net (loss) income attributable to owners of the Company - basic and diluted	21,868	(10,953)	(6,692)	7,943
(in thousands of common shares)
Weighted-average number of common shares	315,992	291,832	313,224	291,148
Effect of dilutive securities:
Stock options	2,905	-	-	2,292
Weighted-average number of diluted common shares	318,897	291,832	313,224	293,440
(Loss) Earnings per common share:
Basic (loss) earnings per share	0.07	(0.04)	(0.02)	0.03
Diluted (loss) earnings per share	0.07	(0.04)	(0.02)	0.03

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

21. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2025, are presented in the following table:

Remainder of 2025	8,141
2026	11,491
2027	1,671
2028	-
2029 and thereafter	-
Total commitments	21,303

As at June 30, 2025, the Company had commitments to incur capital expenditures of $10,750 (December 31, 2024 - $47,863) for Florence Copper and $8,425 (December 31, 2024 - $6,600) for Gibraltar.

As at June 30, 2025, the Company has provided surety bonds to the regulatory authorities for Gibraltar's reclamation obligations totaling $124.2 million (December 31, 2024 - $108.5 million). For Florence Copper, the Company has provided surety bonds totaling US$36.1 million (December 31, 2024 - US$36.1 million) to the federal and state regulators as reclamation security. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

On July 9, 2025, the Company increased the surety bond related to Gibraltar's reclamation obligations by $1 million, in accordance with the requirements of its M-40 Mining Permit with the Province of British Columbia.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at June 30, 2025.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

22. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Change in non-cash working capital items
Accounts receivable	754	6,901	(646)	8,693
Inventories	(3,347)	(3,985)	20,068	4,690
Prepaids	(3,405)	(3,766)	(1,022)	(1,499)
Accounts payable and accrued liabilities[1]	15,638	105	14,163	(1,841)
Customer advance payments	485	1,521	3,095	452
	10,125	776	35,658	10,495
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 12)	-	-	-	61,232
Right-of-use assets	8,215	2,263	14,067	2,850

1 Excludes accounts payable and accrued liability changes on capital expenditures.

23. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $714,463 (December 31, 2024 - $735,038) and the face value is $682,150 (December 31, 2024 - $719,250) as at June 30, 2025. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

	Level 1	Level 2	Level 3	Total
June 30, 2025
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	1,334	-	1,334
Derivative asset fuel call options	-	-	-	-
Cariboo contingent performance payable	-	-	(31,544)	(31,544)
Florence Copper Stream and buy back option	-	-	(86,444)	(86,444)
Settlement receivables	-	2,008	-	2,008
	-	3,342	(117,988)	(114,646)
Financial assets designated as FVOCI
Marketable securities	1,581	-	-	1,581
Investment in private companies	-	-	500	500
	1,581	-	500	2,081
December 31, 2024
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	26,568	-	26,568
Derivative asset fuel call options	-	332	-	332
Cariboo contingent performance payable	-	-	(36,363)	(36,363)
Florence Copper Stream and buy back option	-	-	(67,813)	(67,813)
Settlement receivables	-	1,460	-	1,460
	-	28,360	(104,176)	(75,816)
Financial assets designated as FVOCI
Marketable securities	895	-	-	895
Investment in private companies	-	-	500	500
	895	-	500	1,395

There have been no transfers between fair value levels during the reporting period. The carrying value of cash, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at June 30, 2025 due to their short-term nature.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The Cariboo contingent performance payables (Note 14) and the Florence Copper Stream and buy back option (Note 5c), are each Level 3 instruments, as the inputs to their valuation are not based on observable market data.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

24. SEGMENTED INFORMATION

Based on the primary locations where the Company generates revenue, or plans to generate revenue, the Company has three reportable segments reported to the Chief Executive Officer, the Chief Operating Decision Maker ("CODM") - Gibraltar, Florence Copper and Yellowhead. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include corporate growth activities and groups that provide administrative, technical, financial and other support to the reportable segments. For producing segments, the Company evaluates performance based on earning (loss) from mining operations. Substantially all of the Company's earnings from mining operations, with associated revenue, production costs and depreciation, is attributable to the Gibraltar segment. Earnings (loss) from mining operations under the Florence segment, is solely related to depreciation on assets not currently engaged in the development of the commercial production facility. Other operating expenses includes general and administrative, share-based compensation expense, project evaluation expense, changes in derivatives and other fair value instruments, and other income (expense). Net finance and other expense includes finance income and expenses, accretion expense, foreign exchange gains and losses, gain on Cariboo acquisition, and gain on acquisition of control of Gibraltar. Total assets do not include intra-group receivables between segments.

	Three months ended June 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Loss from mining operations	(397)	(105)	-	-	(502)
Other operating expenses	(2,733)	(1,742)	-	(15,865)	(20,340)
Loss before financing costs and income taxes	(3,130)	(1,847)	-	(15,865)	(20,842)
Net finance and other income (expenses)	(10,231)	(7,300)	-	32,802	15,271
(Loss) income before taxes	(13,361)	(9,147)	-	16,937	(5,571)

	Six months ended June 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings (loss) from mining operations	16,071	(207)	-	-	15,864
Other operating expenses	(25,999)	(7,852)	-	(21,019)	(54,870)
Loss before financing costs and income taxes	(9,928)	(8,059)	-	(21,019)	(39,006)
Net finance and other income (expenses)	(13,142)	(8,524)		18,561	(3,105)
Loss before taxes	(23,070)	(16,583)	-	(2,458)	(42,111)

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

	Three months ended June 30, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	44,948	-	-	-	44,948
Other operating expenses	(10,702)	(1,224)	-	(6,732)	(18,658)
Income (loss) before financing costs and income taxes	34,246	(1,224)	-	(6,732)	26,290
Net finance and other income (expenses)	3,562	2,284	-	(46,336)	(40,490)
Income (loss) before taxes	37,808	1,060	-	(53,068)	(14,200)

	Six months ended June 30, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	69,367	-	-	-	69,367
Other operating expenses	(13,435)	(3,817)	-	(15,275)	(32,527)
Income (loss) before financing costs and income taxes	55,932	(3,817)	-	(15,275)	36,840
Net finance and other expenses	(4,702)	(4,029)	-	(131)	(8,862)
Income (loss) before taxes	51,230	(7,846)	-	(15,406)	27,978

	As at June 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Total Assets	1,189,226	856,021	28,144	189,368	2,262,759
Total Liabilities	639,178	246,431	683	816,532	1,702,824
Property, plant and equipment	997,917	910,972	27,555	17,802	1,954,246

	As at December 31, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Total Assets	1,182,605	828,422	26,024	157,992	2,195,043
Total Liabilities	561,165	250,211	335	880,110	1,691,821
Property, plant and equipment	925,911	800,935	25,762	17,494	1,770,102